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NORTHWESTERN CORPORATION
125 S. DAKOTA AVENUE, SUITE 1100
SIOUX FALLS, SOUTH DAKOTA 57104

March 16, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
NorthWestern Corporation—Registration Statement on Form S-4

Ladies and Gentlemen:

        On behalf of NorthWestern Corporation, a Delaware corporation (the "Issuer"), the Issuer is transmitting herewith for filing with the Securities and Exchange Commission (the "Commission"), via EDGAR, under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form S-4 (the "Registration Statement") of the Issuer, including the exhibits thereto, for the registration under the Securities Act of $225,000,000 aggregate principal amount of the Issuer's 5.875% Senior Notes due 2014 (the "New Notes") issuable in exchange for (the "Exchange Offer") the Issuer's existing 5.875% Senior Notes due 2014 (the "Original Notes"), which were offered and sold in a transaction exempt from registration under the Securities Act.

        The Issuer has previously wired to the Commission's account at the Mellon Bank $26,482.50 in payment of the requisite registration fee with respect to the New Notes, calculated as set forth on the facing page of the Registration Statement.

        Please note that (i) the Issuer is registering the New Notes to be issued in the Exchange Offer in reliance on the Commission positions enunciated in Exxon Capital Holdings Corp. (avail. April 13, 1989), Morgan Stanley & Co. (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993), (ii) none of the Issuer nor any affiliate of the Issuer has entered into any agreement or understanding with any person to distribute the New Notes and (iii) to the best of the Issuer's information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange Offer aware (through the prospectus included in the Registration Statement (the "Prospectus")) that if such person is participating in the Exchange Offer for the purpose of distributing the New Notes to be acquired in the Exchange Offer, such person (i) could not rely on the Commission position enunciated in Exxon Capital Holdings Corporation or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K. The Issuer (i) will make each person participating in the Exchange Offer aware (through the Prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities and who receives New Notes in exchange for such Original Notes pursuant to the Exchange Offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of New Notes held by the broker-dealer), in connection with any resale of such New Notes and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provision if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities: an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of

New Notes received in respect of such Original Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        Please direct any questions or comments regarding the foregoing to the undersigned at (202) 551-1284.

Very truly yours,

/s/  THOMAS J. KNAPP
Thomas J. Knapp
Vice President and General Counsel of
NORTHWESTERN CORPORATION

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NORTHWESTERN CORPORATION 125 S. DAKOTA AVENUE, SUITE 1100 SIOUX FALLS, SOUTH DAKOTA 57104